SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE TO/A

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2

                            (NAME OF SUBJECT COMPANY)

                    1999 BROADWAY ASSOCIATES LTD PARTNERSHIP
                         A DELAWARE LIMITED PARTNERSHIP

                           AT $20,000.00 NET PER UNIT

                                       BY

               EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP,
                       A MASSACHUSETTS LIMITED PARTNERSHIP
                          EQUITY RESOURCES GROUP, INC.,
                           A MASSACHUSETTS CORPORATION

                              EGGERT DAGBJARTSSON,
                                  AN INDIVIDUAL

                            LIMITED PARTNERSHIP UNITS

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                 14 Story Street
                               Cambridge, MA 02138
                                  (617) 876-4800

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
      Transaction Valuation*                       Amount of Filing Fee
             $2,000,000                                   $400.00
--------------------------------------------------------------------------------
* For purposes of calculating the filing fee only. This calculation assumes the purchase of 100 Units at a purchase price of $20,000 per Unit in the Partnership.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or
Schedule  and  the  date  of  its  filing.
--------------------------------------------------------------------------------
Amount  Previously  Paid:   $400.00     Filing  Party: Equity Resource Lexington
                                                       Fund Limited Partnership
                                                       Not  Applicable
Form  of Registration No.:  Schedule TO     Date Filed:     November 21, 2001
--------------------------------------------------------------------------------

                                 AMENDMENT NO. 2

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 21, 2001 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 100 units (the "Units") of limited partnership interests in 1999 Broadway Associates Ltd Partnership, a Delaware limited partnership (the "Partnership"), at $20,000 for each Unit, to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after November 21, 2001 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The information contained in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

     COVER  PAGE,  ITEM  1,  ITEM  3,  ITEM  4  ITEM  5,  AND  ITEM  12

     Cover Page, Item 1, Item 3, Item 4, Item 5 and Item 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

     COVER  PAGE

     The boxed paragraph of the cover page of the Offer to Purchase is amended in its entirety to read as follows:

"THIS OFFER WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON DECEMBER 31, 2001, UNLESS THE OFFER IS EXTENDED."

     ITEM  1-SUMMARY  TERM  SHEET

     The sixth question of the Summary Term Sheet is amended in its entirety to read as follows:

"How  long  do  I  have  to  decide  whether  to  tender  in  the  offer?
You will have at least until 12:00 midnight, Eastern Time, on December 31, 2001, to decide whether to tender your units in the offer. In addition, if we decide to extend the offering period, as described below, you will have an additional opportunity to tender your units. See "THE OFFER-Section 3-Procedures for Tendering Units." Because the Purchaser is offering to purchase less than 100% of all units of the Partnership, there will be no "subsequent offering period.""

     ITEM  3-IDENTITY  AND  BACKGROUND  OF  FILING  PERSON

     Schedule  1  of  Schedule  TO  is  amended  to  include  the  following:

"Mr. Dagbjartsson is a Co-General Partner of the following Equity Resources Funds. Each of the funds share the same business address as Equity Resources
Group,  Inc.  and  the  Equity  Resource  Lexington  Fund.

Equity  Resource  Fund  XVII
Equity  Resource  Fund  XIX
Equity  Resource  General  Fund
Equity  Resource  Cambridge  Fund
Equity  Resource  Brattle  Fund
Equity  Resource  Bay  Fund
Equity  Resource  Pilgrim  Fund
Equity  Resource  Bridge  Fund
Equity  Resource  Boston  Fund


     ITEM  4-TERMS  OF  THE  TRANSACTION

     THE  OFFER

     Section  1--"Terms  of  the  Offer"  is  amended  to include the following:
"Because the Purchaser is purchasing less than 100% of the Units, there will be no 'subsequent offering period' as defined in Rule 14d-11 of the Exchange Act."

     The first paragraph of Section 1-"Terms of the Offer" is amended in its entirety to read as follows:

"Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for up to 100 Units that are validly tendered on or prior to the Expiration Date (as defined below). The term "Expiration Date" means 12:00 midnight, Eastern Time, on December 31, 2001, unless the Purchaser extends the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser, shall expire."

     The second paragraph of Section 7--"Purpose and Effects of the Offer" is amended in its entirety as follows:

"The Purchaser calculated a Net Asset Value ("NAV") of $21,296 per Unit for the Partnership. This NAV is based on figures from the Partnership's 10K for the year-ended December 31, 2000 ("2000 10K"). Using figures from the 2000 10K's consolidated statements of operations, the Purchaser calculated the Partnership's net operating income ("NOI") at $5,803,000. Applying a cap rate of 10% to the NOI, the Purchaser fixed the property value of the Partnership at $58,030,000. Other Partnership assets from the 2000 10K's consolidated balance sheets totaled $6,721,000. When added to the property value, the total Partnership assets were $64,751,000. The Partnership's liabilities from the
2000 10K's consolidated balance sheets totaled $53,214,000. The Purchaser subtracted these liabilities from the total Partnership assets and arrived at a value of $11,537,000. The Purchaser then subtracted a 3% sales fee ($1,740,900) from the property value to arrive at an NAV of $9,796,100. Based on a total of 460 Units, this figure translated to a per Unit NAV of $21,296. The NAV is based on the Purchaser's own calculations and does not purport to represent the value of the partnership's property if it were sold. In its calculation of

NAV, the Purchaser has made a number of assumptions that if changed, could significantly alter the NAV of each Unit. For example, a lower cap rate would result in a materially higher NAV. Likewise, a higher cap rate would result in a materially lower NAV.

Furthermore, in calculating its NAV, the Purchaser has used financial information for the year ending December 31, 2000 because that is the last year for which full year financial information is available. Based upon year-to-date information for the Partnership, it would appear that the Partnerships operations have improved. This suggests that the NAV for the Units may have increased. However, since the Purchaser did not have full year information for 2001, it did not calculate a NAV based upon this time period.

     The Purchaser also considered the fact that over 12% of the Partnership's leases come up for renewal in 2002. Given the fact that office markets around the nation are experiencing softness, the Purchaser considers it likely that the Partnership may experience increased vacancy in the future.

     All of these factors were a considered by the Purchaser in deriving its offer price of $20,000 per Unit. The Purchasers offer price is less than its estimate of NAV. The Purchaser believes this is appropriate given that Units in the Partnership represent long-term, illiquid investments and that it is only seeking a minority position. The Purchaser also believes that this pricing is appropriate given the fact that the Partnership is not currently making cash distributions to limited partners and the Purchaser's expectation that the Partnership will not make distributions in the near future.

     The Purchaser's expectation that the Partnership will not make cash distributions in the near future is based on historical distribution levels and on anticipated future performance. The Partnership has not made any distributions to limit partners in any of the previous three years.

In past years, the lack of distributions due was primarily to a priority return owed to preferred unitholders. As a result of an October 20, 2000 refinancing, the Partnership paid preferred unitholders and retired the preferred units. This event may allow the Partnership to make distributions to limited partners, but the Purchaser believes that there are other factors that will prevent the Partnership from making distributions in the near future. As a result of the refinancing, the Partnership's mortgage debt was increased from $37,000,000 to $50,000,000. This $13,000,000 increase in mortgage debt, along with a softening commercial real estate market and the fact that 12% of the property's leases expire in 2002, leads the purchaser to the conclusion that distributions will not be made in the near future.

The following statement in the Partnership's 10K for the year-ended December 31, 2000 also played a factor in the Purchaser's conclusions regarding distributions:

'At this time, it appears that the original investment objective of capital growth from the inception of the Registrant will not be attained and that the limited partners will not receive a complete return of their invested capital.

The extent to which invested capital is refunded to the limited partners is dependent upon the performance of the Property and the market in which it is located.'"

ITEM  5-  PAST  CONTACTS,  TRANSACTIONS,  NEGOTIATIONS  AND  AGREEMENTS
     Section 9--"Past Contact and Negotiations with General Partner" is amended to include the following:

"In connection with an unregistered offer to purchase units in Nantucket Island Associates Limited Partnership, the general partner exercised its option to purchase half of the units tendered as a result of the Purchaser's offer. The Purchaser had offered to purchase units for $5,000 per unit and nineteen units were tendered. The general partner reimbursed the Purchaser $47,500 for the 9.5 units acquired as a result of exercising its option and an additional $2,192.50, which represented one-half of the administrative costs incurred by the Purchaser as a result of conducting the offer. The effective date for the transfer of those units from the Purchaser to the general partner was November 2, 2000. The general partner has not exercised this option under any other offers conducted by the Purchaser."

     ITEM  12-EXHIBITS

     The  following  is  added  as  an  Exhibit  to  the  Schedule  TO:

(d)(1)     Transmittal Letter  dated  December 17 ,  2001.
(d)(2)     Press Release dated December 17, 2001.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:     December  17,  2001               Equity  Resource  Lexington  Fund
Limited
                                   Partnership,
                                   a  Massachusetts  limited  partnership

                                        By:     /s/  Eggert  Dagbjartsson
                                                     Eggert  Dagbjartsson
                                                     General  Partner

                                             Equity  Resources  Group,  Inc.
                                             A  Massachusetts  Corporation

                                        By:     /s/  Eggert  Dagbjartsson
                                                     Eggert  Dagbjartsson
                                                     Executive  Vice  President

                                        Eggert  Dagbjartsson

                                        By:     /s/  Eggert  Dagbjartsson
                                                     Eggert  Dagbjartsson
                                                     Eggert  Dagbjartsson

                               EXHIBIT  INDEX


 Exhibit No.                          Description
---------------------------------------------------------------
(a)(1)  -     Offer  to  Purchase,  dated  November  21,  2001*
---------------------------------------------------------------
(a)(2)  -     Transmittal  letter,  dated  November  21,  2001*
---------------------------------------------------------------
(a)(3)  -     Agreement  of  Sale*
---------------------------------------------------------------
(a)(4)        Summary  Advertisement*
---------------------------------------------------------------
(a)(5)--      Not  applicable.
---------------------------------------------------------------
(b)  -        Not  applicable.
---------------------------------------------------------------
(c)  -        Not  applicable.
---------------------------------------------------------------
(d)(1)-       Transmittal  letter,  dated  December  17,  2001.
---------------------------------------------------------------
(d)(2)-       Press  Release,  dated  December  17,  2001.
---------------------------------------------------------------
(e)  -        Not  applicable.
---------------------------------------------------------------
(f)  -        Not  applicable.
---------------------------------------------------------------
(g)           Not  applicable
---------------------------------------------------------------
(h)           Not  applicable.
---------------------------------------------------------------
*  Previously  filed

                         EQUITY RESOURCE LEXINGTON FUND
                                 14 Story Street
                               Cambridge, MA 02138

                                December 17, 2001

                           OFFER TO PURCHASE UNITS IN
                  1999 BROADWAY ASSOCIATES LIMITED PARTNERSHIP
                              FOR $20,000 PER UNIT

Dear  Limited  Partner:

On December 17, 2001, the Equity Resource Lexington Fund (the "Purchaser") amended and extended its offer to purchase units in 1999 Broadway Associates Limited Partnership (the "Partnership"). The offer will now expire on December 31, 2001. The amended filing (copy enclosed) makes additional disclosures that my be material to a limited partners decision to tender units in the Partnership. These disclosures relate to the following:

- NET ASSET VALUE: The Purchaser has calculated a net asset value of $21,296 for units in the Partnership. The amendment discloses the figures and assumptions used in calculating this value. The amendment also explains the Purchaser's basis for believing that it's offer price is appropriate in relation to the net asset value.

- THE PURCHASER'S EXPECTATIONS REGARDING FUTURE CASH DISTRIBUTIONS: In it's original offer, the Purchaser stated that it, "does not expect the Partnership to make distributions in the near future." The amendment discloses the Purchaser's basis for making that conclusion.

- SUBSEQUENT OFFERING PERIOD: The amendment states that the Purchaser will not offer a subsequent offering period because it is offering to purchase less than 100% of the Partnership's outstanding units.

- PAST AGREEMENTS WITH THE GENERAL PARTNER: The amendment discloses the details of an agreement between the Purchaser and the general partner of the Partnership as it pertains to the general partner's acquisition of units in a separate partnership that had been previously acquired by the Purchaser.

- SCHEDULE 1: The amendment lists the Equity Resource Group limited partnerships in which one of the Purchaser's is a general partner.

Please read the enclosed amendment in conjunction with the offer that was previously mailed to you. Together, they contain important information concerning the offer, the Partnership and the Purchaser. If you wish to sell your units, complete the enclosed Agreement of Sale according to the directions on the agreement, sign where indicated and return it in the pre-addressed return envelope.

If you have any questions regarding this offer or need a copy of the original offer, please call Summit Administrative Services, the information agent for this offer, at (925) 598-3424.

FOR  IMMEDIATE  RELEASE
December  17,  2001

Contact:     Eggert  Dagbjartsson
             Equity  Resources  Group,  Inc.
             14  Story  Street
             Cambridge,  Massachusetts  02138

Telephone:     (617)  876-4800

                   EQUITY RESOURCE LEXINGTONFUND LP ANNOUNCES
                   ------------------------------------------
    EXTENSION OF OFFER TO PURCHASE LP UNITS OF 1999 BROADWAY ASSOCIATES LIMITED
    ---------------------------------------------------------------------------
                                   PARTNERSHIP
                                   -----------

     Cambridge, Massachusetts, December 17, 2001-Equity Resource Lexington Fund Limited Partnership announced that it is extending its offer to purchase 100 units of limited partnership interests, or LP Units, in 1999 Broadway Associates Limited Partnership, a Delaware limited partnership, for $20,000 per unit in cash, until 12:00 midnight, Eastern time, on Thursday, December 31, 2001. The terms of the extended offer are identical to the terms of the original offer made to holders of LP Units on November 21, 2001.

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